UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Anheuser-Busch InBev SA/NV

(Name of Issuer)

Ordinary Shares, without nominal value

(Title of Class of Securities)

03524A108 (for American Depositary Receipts of the Issuer)

(CUSIP Number)

W. Hildebrandt Surgner, Jr.

Vice President, Corporate Secretary and

Associate General Counsel

Altria Group, Inc.

6601 West Broad Street

Richmond, Virginia 23230

(804) 274-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Andrew J. Nussbaum, Esq.

Zachary S. Podolsky, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

June 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03524A108 (for American Depositary Receipts of the Issuer)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Altria Group, Inc. 13-3260245
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (see disclosure in Item 6 under the caption “Voting Agreement”)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Virginia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (a)
	8.	Shared Voting Power 1,134,419,035 (a)
	9.	Sole Dispositive Power 197,457,354 (a)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,134,419,035 (a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.6% (b)
14.	Type of Reporting Person (See Instructions) CO

(a) Anheuser-Busch InBev SA/NV (the “Issuer”) has two classes of shares outstanding – restricted shares without nominal value (“Restricted Shares”) and ordinary shares without nominal value (“Ordinary Shares,” and together with the Restricted Shares, “Voting Shares”). The Ordinary Shares are registered under Section 12(b) of the Exchange Act. As described in more detail in this Schedule 13D, the Restricted Shares and Ordinary Shares rank equally with respect to voting rights, and the Restricted Shares shall be convertible into Ordinary Shares at the option of the holder thereof on or after October 11, 2021 and in certain other limited circumstances.

The amounts reported in Rows 7-12 of the cover page to this Schedule 13D represent (i) 12,341,937 Ordinary Shares and 185,115,417 Restricted Shares beneficially owned by Altria Group, Inc. (“Altria”) with respect to which Altria has sole dispositive power and shared voting power and (ii) an additional 936,961,681 Voting Shares, consisting of 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares held by Bevco Lux S.à.r.l, formerly known as BEVCO Ltd. (“BEVCO”) and 834,098,963 Ordinary Shares held by Stichting Anheuser-Busch InBev (the “Stichting”) and certain of its affiliates, with respect to which Altria may be deemed to have shared voting power by virtue of a voting and support agreement (the “Voting Agreement”) among Altria, BEVCO and the Stichting described in more detail in Item 6 of this Schedule 13D.

(b) Based on a total of 1,935,685,053 Ordinary Shares deemed to be outstanding as of June 16, 2021, which is calculated based upon the sum (i) 1,653,706,918 Ordinary Shares issued and outstanding as of such date and (ii) 281,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which Altria may be deemed to have shared voting power by virtue of the Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders.

This Amendment No. 1 is being filed by Altria Group, Inc. (“Altria”) in order to amend and supplement certain of the information set forth in the Schedule 13D (as so amended, the “Schedule 13D”) originally filed on October 21, 2016 by Altria with respect to the ordinary shares without nominal value (“Ordinary Shares”) of Anheuser-Busch InBev SA/NV, a public limited liability company incorporated in the form of a société anonyme/naamloze vennootschap under Belgian law (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

Altria is a holding company incorporated in the Commonwealth of Virginia in 1985. As of the date of Amendment No.1 to the Schedule 13D, Altria’s wholly owned subsidiaries include, among others, Philip Morris USA Inc. (“PM USA”), which is engaged in the manufacture and sale of cigarettes in the United States; John Middleton Co., which is engaged in the manufacture and sale of machine-made large cigars and pipe tobacco and is a wholly owned subsidiary of PM USA; UST LLC, which through its wholly owned subsidiaries, including U.S. Smokeless Tobacco Company LLC and Ste. Michelle Wine Estates Ltd., is engaged in the manufacture and sale of moist smokeless tobacco products, snus products and wine; Helix Innovations LLC, which is engaged in the manufacture and sale of oral nicotine pouches in the United States and Canada; and Philip Morris Capital Corporation, which maintains a portfolio of finance assets, substantially all of which are leveraged leases. Additional information regarding Altria’s business is available in Altria’s publicly filed reports with the Securities and Exchange Commission (the “SEC”).

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Altria is set forth on Schedule A, which is attached hereto and incorporated herein by reference.

During the last five years, neither Altria nor, to the best knowledge of Altria, any of the directors or executive officers who are identified in Schedule A attached hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

On October 10, 2016, the legacy Anheuser-Busch InBev SA/NV (“Legacy AB InBev”) completed its previously announced business combination (the “Transaction”) with SABMiller plc (“SABMiller”), as a result of which the Issuer owns the combined SABMiller and Legacy AB InBev businesses. Following the Transaction, Altria received, in respect of its 430,000,000 ordinary shares of SABMiller, an interest that was converted into 185,115,417 Restricted Shares, and approximately $4.8 billion in pre-tax cash.

In addition, in transactions following completion of the Transaction in October 2016, Altria purchased 12,341,937 Ordinary Shares for a total cost of approximately $1.6 billion.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Altria is the beneficial owner of, and has sole dispositive power and shared voting power with respect to, 12,341,937 Ordinary Shares and 185,115,417 Restricted Shares, which shall be convertible into Ordinary Shares at Altria’s option beginning on October 11, 2021 and in certain other limited circumstances. The Voting Shares described in the preceding sentence represent approximately 10.0% of the 1,979,706,735 Voting Shares (including 325,999,817 Restricted Shares) issued and outstanding as of June 16, 2021, or 10.2% of the Ordinary Shares deemed to be outstanding based upon the calculation set forth in the third paragraph of this Item 5.

Altria may also be deemed to have shared voting power with respect to an additional 936,961,681 Voting Shares, consisting of 96,862,718 Restricted Shares held by Bevco Lux S.à.r.l, formerly known as BEVCO Ltd. (“BEVCO”), 6,000,000 Ordinary Shares held by BEVCO and 834,098,963 Ordinary Shares held by Stichting Anheuser-Busch InBev (the “Stichting”) and certain of its affiliates, by virtue of a voting and support agreement (the “Voting Agreement”) among Altria, BEVCO and the Stichting described in more detail in Item 6 of the Schedule 13D. Accordingly, Altria may be deemed to have aggregate beneficial ownership of approximately 58.6% of the Ordinary Shares deemed to be outstanding based upon the calculation set forth in the following paragraph.

The percentages of Ordinary Shares outstanding specified above are based on a total of 1,935,685,053 Ordinary Shares deemed outstanding as of June 16, 2021, which is calculated based upon the sum (i) 1,653,706,918 Ordinary Shares issued and outstanding as of such date and (ii) 281,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which Altria may be deemed to have shared voting power by virtue of the Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders.

To the knowledge of Altria, except as set forth on Schedule A attached hereto, none of the persons identified on Schedule A beneficially owns any shares of the Issuer.

Neither Altria nor, to the knowledge of Altria, any person identified on Schedule A to this Schedule 13D has effected any transaction in the Voting Shares of the Issuer during the past 60 days.

No person other than Altria has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Voting Shares with respect to which Altria is reporting sole dispositive power in this Schedule 13D. Altria has no power to receive or direct the receipt of dividends from, or the proceeds of the sale of, any of the Voting Shares held by BEVCO or the Stichting or its affiliates.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under the captions “Terms of the Restricted Shares” and “Voting Agreement” within Item 6 of the Schedule 13D is hereby amended and restated as follows:

Terms of the Restricted Shares

The terms of the Restricted Shares and the rights of the holders thereof are governed by the Articles of Association.

Dividends and Voting Rights

The Restricted Shares rank equally with the Ordinary Shares with regards to dividends and voting rights.

Governance Rights

So long as the holders of Restricted Shares (together with their affiliates, successors and successors’ affiliates) own or control within the meaning of Article 5 of the Belgian Companies Code:

•	more than 13.5% of the issued and outstanding Voting Shares, three directors shall be appointed by the shareholders’ meeting of the Issuer upon proposal by the holders of the Restricted Shares;

•

more than 9% but not more than 13.5% of the issued and outstanding Voting Shares, two directors shall be appointed by the shareholders’ meeting of the Issuer upon proposal by the holders of the Restricted Shares; and

•

more than 4.5% but not more than 9% of the issued and outstanding Voting Shares, one director shall be appointed by the shareholders’ meeting of the Issuer upon proposal by the holders of the Restricted Shares.

As of June 16, 2021, the Restricted Shares, in the aggregate, represented approximately 16.5% of the issued and outstanding Voting Shares, and Altria’s 185,115,417 Restricted Shares represented approximately 56.8% of the total number of issued and outstanding Restricted Shares. The foregoing percentages are based on a total of 1,979,706,735 Voting Shares (including 325,999,817 Restricted Shares) issued and outstanding as of June 16, 2021. Because the holders of Restricted Shares vote cumulatively with respect to selecting director candidates and as a result of the Voting Agreement (as described below), Altria’s percentage ownership of Voting Shares of the Issuer provides it with the effective ability to select two directors for appointment to the Issuer’s Board of Directors, who as of the date of Amendment No. 1 to the Schedule 13D are Martin J. Barrington, Altria’s former Chairman, Chief Executive Officer and President, and William F. Gifford, Jr., Altria’s Chief Executive Officer and a member of Altria’s board of directors.

Transferability and Conversion

The Restricted Shares are unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an American Depositary Receipt program and subject to, among other things, restrictions on transfer until converted into Ordinary Shares. The Restricted Shares will be convertible at the election of the holder into Ordinary Shares on a one-for-one basis beginning October 11, 2021 (the period until such time, the “Lock-Up Period”). Restricted Shares may also be subject to conversion prior to expiration of the Lock-Up Period in certain specific limited circumstances detailed in the Articles of Association, including in the event of an enforcement action by a pledgee.

Pledging of Restricted Shares

Notwithstanding the transfer restrictions described above, holders of Restricted Shares are permitted to enter into pledging arrangements with respect to their Restricted Shares under the circumstances set forth in the Articles of Association. On November 11, 2015, Altria received the irrevocable consent of Legacy AB InBev (the “Pledge Consent”), which is binding on the Issuer and its board of directors, to make pledges of its Restricted Shares as contemplated by the Articles of Association. As of the date of Amendment No. 1 to the Schedule 13D, none of Altria’s Restricted Shares are subject to a pledge.

Voting Agreement

On October 8, 2016, Altria, BEVCO and the Stichting entered into the Voting Agreement. The Voting Agreement requires, among other things, that the parties exercise, and cause certain of their affiliates to exercise, the rights attaching to their Ordinary Shares and/or Restricted Shares, as the case may be, to give effect to the director appointment rights of the holders of Restricted Shares and the Stichting set forth in the Articles of Association. The Voting Agreement has an initial term expiring on August 27, 2034, which may be extended or renewed under certain circumstances described in the Voting Agreement.

As a result of the Voting Agreement, Altria may be deemed to comprise a group, within the meaning of the Exchange Act, with BEVCO, the Stichting and the Stichting’s affiliates whose shares are subject to the Voting Agreement, that may be deemed to share voting power with respect to the aggregate 1,134,419,035 Voting Shares held by Altria and such persons, which represents approximately 58.6% of the Ordinary Shares deemed to be outstanding based on the calculation set forth in the third paragraph of Item 5 hereof. Altria disclaims beneficial ownership of all of the Voting Shares held by BEVCO, the Stichting and the Stichting’s affiliates, and the filing of the Schedule 13D shall not be construed as an admission that Altria is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Exchange Act or for any other purpose.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1 of the Schedule 13D is hereby replaced with the following:

99.1    Articles of Association of Anheuser-Busch InBev SA/NV (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by the Issuer with the SEC on May 13, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2021

ALTRIA GROUP, INC.

By:	/s/ Steven D’Ambrosia
Name:	Steven D’Ambrosia
Title:	Vice President and Controller

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF

ALTRIA GROUP, INC.

The following table sets forth the name, present occupation or employment and business address of each director and executive officer of Altria. Each such person is a citizen of the United States. The business address of each director and executive officer of Altria is 6601 West Broad Street, Richmond, Virginia 23230.

Name	Relationship to Altria	Present Occupation or Employment[1]

Jody L. Begley	Executive Vice President and Chief Operating Officer

Daniel J. Bryant	Vice President and Treasurer

John T. Casteen III	Director	President Emeritus, University of Virginia

Steven D’Ambrosia	Vice President and Controller

Dinyar S. Devitre	Director	Former Chief Financial Officer, Altria

Murray R. Garnick	Executive Vice President and General Counsel

William F. Gifford, Jr.	Chief Executive Officer and Director

Debra J. Kelly-Ennis	Director	Retired President and Chief Executive Officer, Diageo Canada, Inc.

W. Leo Kiely III	Director	Retired Chief Executive Officer, MillerCoors LLC

Salvatore Mancuso	Executive Vice President and Chief Financial Officer

Kathryn B. McQuade	Board Chair	Retired Executive Vice President and Chief Financial Officer, Canadian Pacific Railway Limited

George Muñoz	Director	Principal, Muñoz Investment Banking Group, LLC and Partner, Tobin & Muñoz

Heather A. Newman	Senior Vice President, Corporate Strategy

Mark E. Newman	Director	Senior Vice President and Chief Operating Officer, The Chemours Company[2]

Nabil Y. Sakkab[3]	Director	Retired Senior Vice President, Corporate Research and Development, The Procter & Gamble Company

Virginia E. Shanks	Director	Former Executive Vice President and Chief Administrative Officer, Pinnacle Entertainment, Inc.

[1]	If different from such person’s relationship to Altria described in the preceding column.
[2]	Effective July 1, 2021, Mr. Newman will become President and Chief Executive Officer of The Chemours Company.
[3]	Dr. Sakkab beneficially owns 1,500 Ordinary Shares in the form of American Depositary Shares.

Name	Relationship to Altria	Present Occupation or Employment

Ellen R. Strahlman	Director	Retired Executive Vice President, Research & Development and Chief Medical Officer, Becton, Dickinson and Company

W. Hildebrandt Surgner, Jr.	Vice President, Corporate Secretary and Associate General Counsel

Charles N. Whitaker	Senior Vice President, Chief Human Resources Officer and Chief Compliance Officer